28 August 2015

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through J.P. Morgan Securities plc) 89,850 RELX PLC ordinary shares at a price of 1041.2569p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 89,740,685 ordinary shares in treasury, and has 1,117,216,836 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 RELX PLC has purchased 20,042,350 shares.

RELX NV announces that today, it purchased (through J.P. Morgan Securities plc) 80,000 RELX NV ordinary shares at a price of €13.6300 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 51,985,694 ordinary shares in treasury, and has 995,471,590 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 RELX NV has purchased 10,687,150 shares.